

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via Facsimile
Mr. Robert O'Shaughnessy
Chief Financial Officer
PULTEGROUP, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304

> **Re: PULTEGROUP, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 10, 2011**
> **Response Letter Dated August 18, 2011**
> **File No. 1-09804**

Dear Mr. O'Shaughnessy:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1.   We have considered your responses to our comments and the supplemental CODM materials you have furnished. Please note our view that the receipt of materials by the CODM indicates that such information is used by the CODM to make informed decisions regarding resource allocations and to assess performance. Based on the CODM materials you have provided, it appears to us that, at the very least, your 23 "Divisions" represent your operating segments as defined in ASC 280-10-50-1. Please provide us an aggregation analysis of your Divisions that incorporates the criteria outlined in ASC 280-

10-50-11. It may be helpful to explain to us the relative weighting you ascribe each factor.

Please note our view that geographic proximity would appear to be a significant factor in any aggregation analysis, considering the nature of your industry.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief